UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Endeavor Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29260Y109

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

May 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29260Y109	Page 2 of 41

1.	Names of Reporting Persons. SLP West Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,227,774
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,227,774

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,227,774
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), is based on the total number of shares of Class A common stock, par value $0.00001 per share (“Class A Common Stock”), of Endeavor Group Holdings, Inc. (the “Issuer”) outstanding plus the number of limited liability company units of Endeavor Operating Company, LLC and an equal number of shares of Class X Common Stock of the Issuer (collectively, “Endeavor Operating Company Units”, which together are exchangeable on a one-for-one basis for shares of Class A Common Stock of the Issuer) beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 3 of 41

1.	Names of Reporting Persons. SLP West Holdings II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,284,084
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,284,084

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,284,084
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 4 of 41

1.	Names of Reporting Persons. Silver Lake Partners IV DE (AIV IV), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,511,858
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,511,858

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,511,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 5 of 41

1.	Names of Reporting Persons. SLP IV West Feeder I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,830,244
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,830,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,830,244
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 6 of 41

1.	Names of Reporting Persons. SLP IV Basquiat Feeder I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,286,295
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,286,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,286,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 7 of 41

1.	Names of Reporting Persons. Silver Lake Partners IV DE (AIV III), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,055,370
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,055,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,055,370
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 8 of 41

1.	Names of Reporting Persons. Silver Lake Technology Investors IV (Delaware II), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 991,666
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 991,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 9 of 41

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 120,675,433
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 120,675,433

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,675,433
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.4% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 10 of 41

1.	Names of Reporting Persons. SLP West Holdings III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,378,939
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,378,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,378,939
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 11 of 41

1.	Names of Reporting Persons. SLP West Holdings IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,166,346
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,166,346

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,166,346
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 12 of 41

1.	Names of Reporting Persons. SLP West GP Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,545,285
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,545,285

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,545,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 13 of 41

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 125,220,718
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 125,220,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,220,718
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 14 of 41

1.	Names of Reporting Persons. SLP West Holdings Co-Invest II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,693,815
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,693,815

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,693,815
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 15 of 41

1.	Names of Reporting Persons. SLP West Holdings Co-Invest Feeder II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,485,459
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,485,459

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,485,459
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 16 of 41

1.	Names of Reporting Persons. SLP Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,179,274
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,179,274

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,179,274
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 17 of 41

1.	Names of Reporting Persons. SL SPV-1 Feeder I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,741,490
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,741,490

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,741,490
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 18 of 41

1.	Names of Reporting Persons. SLTA SPV-1, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,741,490
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,741,490

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,741,490
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 19 of 41

1.	Names of Reporting Persons. SLTA SPV-1 (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,741,490
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,741,490

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,741,490
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 20 of 41

1.	Names of Reporting Persons. SLP West Holdings Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,835,574
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,835,574

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,835,574
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 21 of 41

1.	Names of Reporting Persons. SLP Denali Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,835,574
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,835,574

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,835,574
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 22 of 41

1.	Names of Reporting Persons. Silver Lake Technology Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,835,574
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,835,574

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,835,574
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 23 of 41

1.	Names of Reporting Persons. SLTA III (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,835,574
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,835,574

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,835,574
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 24 of 41

1.	Names of Reporting Persons. Silver Lake Partners VI DE (AIV), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,830,911
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,830,911

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,830,911
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 25 of 41

1.	Names of Reporting Persons. Silver Lake Technology Investors VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 306,589
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 306,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,589
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 26 of 41

1.	Names of Reporting Persons. Silver Lake Technology Associates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,137,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,137,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,137,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 27 of 41

1.	Names of Reporting Persons. SLTA VI (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,137,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,137,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,137,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 28 of 41

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 174,114,556
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 174,114,556

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,114,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.8% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”), of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California 90210.

Item 2. Identity and Background

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Delaware entity:

1.	SLP West Holdings, L.L.C. (“West Holdings”),

2.	SLP West Holdings II, L.L.C. (“West Holdings II”),

3.	Silver Lake Partners IV DE (AIV IV), L.P. (“SLP IV AIV IV”),

4.	SLP IV West Feeder I, L.P. (“West Feeder I”),

5.	SLP IV Basquiat Feeder I, L.P. (“Basquiat Feeder I”),

6.	Silver Lake Partners IV DE (AIV III), L.P. (“SLP IV AIV III”),

7.	Silver Lake Technology Investors IV (Delaware II), L.P. (“SLTI IV”),

8.	Silver Lake Technology Associates IV, L.P. (“SLTA IV”),

9.	SLP West Holdings III, L.P. (“West Holdings III”),

10.	SLP West Holdings IV, L.P. (“West Holdings IV”),

11.	SLP West GP Holdings, L.L.C. (“West GP”),

12.	SLTA IV (GP), L.L.C. (“SLTA IV GP”),

13.	SLP West Holdings Co-Invest II, L.P. (“West Holdings Co-Invest II”),

14.	SLP West Holdings Co-Invest Feeder II, L.P. (“West Holdings Co-Invest Feeder II”),

15.	SLP Co-Invest GP, L.L.C. (“West Co-Invest GP”),

16.	SL SPV-1 Feeder I, L.P. (“SPV-1 Feeder”),

17.	SLTA SPV-1, L.P. (“SLTA SPV”),

18.	SLTA SPV-1 (GP), L.L.C. (“SLTA SPV GP”),

19.	SLP West Holdings Co-Invest, L.P. (“West Holdings Co-Invest”),

20.	SLP Denali Co-Invest GP, L.L.C. (“Denali GP”),

21.	Silver Lake Technology Associates III, L.P. (“SLTA III”),

22.	SLTA III (GP), L.L.C. (“SLTA III GP”),

23.	Silver Lake Partners VI DE (AIV), L.P. (“SLP VI”),

24.	Silver Lake Technology Investors VI, L.P. (“SLTI VI”),

25.	Silver Lake Technology Associates VI, L.P. (“SLTA VI”),

26.	SLTA VI (GP), L.L.C. (“SLTA VI GP”), and

27.	Silver Lake Group, L.L.C. (“SLG”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c)

The managing member of each of West Holdings and West Holdings II, is SLP IV AIV IV and the general partner of each of SLP IV AIV IV, West Feeder I, Basquiat Feeder I, SLP IV AIV III and SLTI IV, is SLTA IV. The general partner of SLTA IV is SLTA IV GP. The general partner of each of West Holdings III and West Holdings IV is West GP, and the managing member of West GP is SLTA IV GP. The general partner of each of West Holdings Co-Invest II and West Holdings Co-Invest Feeder II is West Co-Invest GP. The general partner of SPV-1 Feeder is SLTA SPV, and the general partner of SLTA SPV is SLTA SPV GP. The general partner of West Holdings Co-Invest is Denali GP, and the managing member of Denali GP is SLTA III. The general partner of SLTA III is SLTA III GP. The general partner of each of SLP VI and SLTI VI is SLTA VI, and the general partner of SLTA VI is SLTA VI GP. The managing member of each of SLTA III GP, SLTA IV GP, SLTA VI GP, West Co-Invest GP and SLTA SPV GP, is SLG.

The principal business of each of West Holdings, West Holdings II, West Feeder I, Basquiat Feeder I, SLP IV AIV III, SLTI IV, West Holdings III, West Holdings IV, West Holdings Co-Invest II, West Holdings Co-Invest Feeder II, SPV-1 Feeder, West Holdings Co-Invest, SLP VI, and SLTI VI is to invest in securities. The principal business of SLP IV AIV IV is to invest in securities and to serve as the managing member of each of West Holdings and West Holdings II and to manage investments through other partnerships and limited liability companies. The principal business of SLTA IV is to serve as the general partner of each of SLP IV AIV IV, West Feeder I, Basquiat Feeder I, SLP IV AIV III and SLTI IV and to manage investments through other partnerships and limited liability companies. The principal business of West GP is to serve as the general partner of West Holdings III and West Holdings IV and to manage investments through other partnerships and limited liability companies. The principal business of SLTA IV GP is to serve as the general partner of SLTA IV and the managing member of West GP and to manage investments through other partnerships and limited liability companies. The principal business of West Co-Invest GP is to serve as the general partner of West Holdings Co-Invest II and West Holdings Co-Invest Feeder II and to manage investments through other partnerships and limited liability companies. The principal business of SLTA SPV is to serve as the general partner of SPV-1 Feeder and to manage investments through other partnerships and limited liability companies. The principal business of SLTA SPV GP is to serve as the general partner of SLTA SPV and to manage investments through other partnerships and limited liability companies. The principal business of Denali GP is to serve as the general partner of West Holdings Co-Invest and to manage investments through other partnerships and limited liability companies. The principal business of SLTA III is to serve as the managing member of Denali GP and to manage investments through other partnerships and limited liability companies. The principal business of SLTA III GP is to serve as the general partner of SLTA III and to manage investments through other partnerships and limited liability companies. The principal business of SLTA VI is to serve as the general partner of SLP VI, and SLTI VI and to manage investments through other partnerships and limited liability companies. The principal business of SLTA VI GP is to serve as the general partner of SLTA VI and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of each of SLTA IV GP, West Co-Invest GP, SLTA SPV GP, SLTA III GP and SLTA VI GP and to manage investments through other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

(d) and (e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

IPO Reorganization

On April 28, 2021, in connection with the Issuer’s initial public offering, the Issuer engaged in a series of restructuring transactions as a result of which (i) certain of the Reporting Persons received shares of Class A Common Stock and shares of Class Y common stock, par value $0.00001 per share (“Class Y Common Stock”), in respect of previously owned indirect interests in Endeavor Operating Company, LLC (“Endeavor Operating Company”), (ii) existing equity interests in Endeavor Operating Company were reclassified into non-voting common interest units (“Endeavor Operating Company Units”) which became exchangeable (along with an equal number of shares of Class X common stock, par value $0.00001 per share (“Class X Common Stock”)), for either cash (at the Issuer’s election, subject to certain conditions) or shares of Class A Common Stock on a one-for-one basis, subject to adjustment, and (iii) the Issuer issued to certain of the Reporting Persons, at par value, shares of Class X Common Stock and shares of Class Y Common Stock, which entitle holders thereof to certain voting rights, as further described in Item 6 below.

As a result of such restructuring, (i) the following entities received the following number of shares of Class A Common Stock and an equal number of shares of Class Y Common Stock, respectively: West Feeder I (27,830,244 shares), West Holdings Co-Invest Feeder II (9,396,118 shares) and SPV-I Feeder (17,741,490 shares) (ii) the following entities received a number of shares of Class X Common Stock and an equal number of shares of Class Y Common Stock equal to the number of Endeavor Operating Company Units they hold, respectively: West Holdings (13,227,774 shares), West Holdings II (21,284,084 shares), West Holdings III (3,378,939 shares), West Holdings IV (1,166,346 shares), West Holdings Co-Invest II (9,565,989 shares), and West Holdings Co-Invest (7,467,906 shares).

UFC Buyout

Pursuant to a Transaction Agreement, dated February 16, 2021, Endeavor Operating Company acquired equity interests in Zuffa Parent, LLC (“UFC Parent”) from certain existing equity holders in UFC Parent, resulting in Endeavor Operating Company directly or indirectly owning 100% of the equity interests in UFC Parent (the “UFC Buyout”). In connection with the UFC Buyout, certain of the Reporting Persons were issued shares of Class A Common Stock, Endeavor Operating Company Units, shares of Class Y Common Stock and Class X Common Stock in consideration of their equity ownership interests in UFC Parent, in the following amounts: Basquiat Feeder I (32,286,295 shares of Class A Common Stock and 32,286,295 shares of Class Y Common Stock), SLP IV AIV III (25,055,370 Endeavor Operating Company Units, 25,055,370 shares of Class X Common Stock and 25,055,370 shares of Class Y Common Stock), and SLTI IV (991,666 Endeavor Operating Company Units, 991,666 shares of Class X Common Stock and 991,666 shares of Class Y Common Stock).

Private Placement Transaction

In connection with the initial public offering, certain of the Reporting Persons agreed to purchase additional shares of Class A Common Stock from the Issuer, at a price of $24.00 per share, with the following entities purchasing shares as follows: SLP VI (3,830,911 shares), SLTI VI (306,589 shares), West Holdings Co-Invest II (127,826 shares), West Holdings Co-Invest Feeder II (89,341) shares and West Holdings Co-Invest (367,668) shares. The source of funds for all such purchases were from general funds available to such purchasers, including capital contributions from their respective investors, and in the case of shares purchased by SLP VI, for cash management purposes in advance of a capital call, short-term borrowings under an existing revolving credit facility, which amounts are expected to be repaid upon the funding of capital contributions from its investors.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the Class A Common Stock and securities convertible into Class A Common Stock for investment purposes.

Mr. Egon Durban, Co-CEO and a Managing Member of SLG, and Mr. Stephen Evans, a Managing Director of SLG, serve as members of the board of directors of the Issuer and members of the Executive Committee of the Issuer.

Although the Reporting Persons do not currently have any specific plan or proposal to sell the Class A Common Stock, except as described herein, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer (including, without limitation, distributing some or all of such shares of Class A Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring shares of Class A Common Stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), depending upon an ongoing evaluation of its investment in the Issuer, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, solely in its capacity as a shareholder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 174,114,556 shares of the Issuer’s Class A Common Stock, or 51.8% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on shares of Class A Common Stock held and Endeavor Operating Company Units which are exchangeable (along with an equal number of shares of Class X Common Stock) for either cash (at the Issuer’s election, subject to certain conditions) or shares of Class A Common Stock on a one-for-one basis, subject to adjustment.

The holders of Class A Common Stock, Class X Common Stock and Class Y Common Stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except as required by applicable law. Holders of Class A Common Stock and Class X Common Stock are entitled to one vote per share on all matters submitted to stockholders for their vote or approval. Holders of Class Y Common Stock are entitled to 20 votes per share on all matters submitted to stockholders for their vote or approval.

The shares of Class A Common Stock, shares of Class X Common Stock and shares of Class Y Common Stock owned by the Reporting Persons represent approximately 68% of the total voting power of Issuer’s common stock outstanding. Calculations of beneficial ownership and voting power described herein are based on 253,750,271 shares of Class A Common Stock, 189,938,955 shares of Class X Common Stock and 238,156,803 shares of Class Y Common Stock of the Issuer outstanding as of May 3, 2021, following the closing of the Issuer’s initial public offering and related transactions, as set forth in the Issuer’s prospectus dated April 28, 2021, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2021.

Interests in the Issuer and Endeavor Operating Company held by the direct holders of such interests (the “Silver Lake Equityholders”) are as follows:

Equityholder	Class A Common Stock	Endeavor Operating Company Units	Class X Common Stock	Class Y Common Stock
SLP West Holdings, L.L.C.	—	13,227,774	13,227,774	13,227,774
SLP West Holdings II, L.L.C.	—	21,284,084	21,284,084	21,284,084
SLP IV West Feeder I, L.P.	27,830,244	—	—	27,830,244
SLP IV Basquiat Feeder I, L.P.	32,286,295	—	—	32,286,295
Silver Lake Partners IV DE (AIV III), L.P.	—	25,055,370	25,055,370	25,055,370
Silver Lake Technology Investors IV (Delaware II), L.P.	—	991,666	991,666	991,666
SLP West Holdings III, L.P.	—	3,378,939	3,378,939	3,378,939
SLP West Holdings IV, L.P.	—	1,166,346	1,166,346	1,166,346
SLP West Holdings Co-Invest II, L.P.	127,826	9,565,989	9,565,989	9,565,989
SLP West Holdings Co-Invest Feeder II, L.P.	9,485,459	—	—	9,396,118
SL SPV-1 Feeder I, L.P.	17,741,490	—	—	17,741,490
SLP West Holdings Co-Invest, L.P.	367,668	7,467,906	7,467,906	7,467,906
Silver Lake Partners VI DE (AIV), L.P.	3,830,911	—	—	—
Silver Lake Technology Investors VI, L.P.	306,589	—	—	—

Total	91,976,482	82,138,074	82,138,074	169,392,221

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

The Silver Lake Equityholders, Ariel Emanuel, the Chief Executive Officer of the Issuer, Patrick Whitesell, the Executive Chairman of the Issuer, and certain entities they control, including Endeavor Executive Holdco, L.L.C. (collectively, the “Executive Parties”) and certain other equityholders of the Issuer are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the Executive Parties within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the Executive Parties are separately making Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Amended and Restated Certificate of Incorporation of the Issuer and Third Amended and Restated Limited Liability Company Agreement of Endeavor Operating Company, LLC

Voting

The holders of Class A Common Stock, Class X Common Stock and Class Y Common Stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except as required by applicable law.

Holders of Class A Common Stock and Class X Common Stock are entitled to one vote per share on all matters submitted to stockholders for their vote or approval. Holders of Class Y Common Stock are entitled to 20 votes per share on all matters submitted to stockholders for their vote or approval. The Class B and Class C Common Stock will not be entitled to vote (except as required by applicable law).

Conversion, Transferability and Exchange

Pursuant to the amended and restated certificate of incorporation of the Issuer, each share of Class Y common stock will automatically be cancelled/redeemed (a) upon any sale or other transfer of (i) the paired Endeavor Operating Company Unit (or the paired Class A Common Stock, in the case the Endeavor Operating Company Unit and paired share of Class X Common Stock is redeemed and converted, or in the case of other transfers of such shares of Class A Common Stock) in the case of certain holders, and (ii) those paired shares of Class A Common Stock, in the case of certain holders, in each case subject to certain limited exceptions, such as transfers to permitted transferees, or (b) upon certain triggering events related to the continued employment of Messrs. Emanuel and Whitesell, the Chief Executive Officer and Executive Chairman of the Issuer, respectively, and their continued ownership of shares of Class A Common Stock representing, and/or own securities that if redeemed for shares of Class A Common Stock would represent an ownership interest in Class A Common Stock representing, at least 25% of the shares of Class A Common Stock owned by Messrs. Emanuel and Whitesell (or that would be owned by Messrs. Emanuel and Whitesell if all relevant securities they own were redeemed for shares of Class A Common Stock), respectively, as of the completion of the initial public offering (a “Triggering Event”).

Subject to the terms of the limited liability company agreement of Endeavor Operating Company, the members of Endeavor Operating Company may, beginning January 1, 2022, subject to certain exceptions, from time to time cause Endeavor Operating Company to redeem any or all of their Endeavor Operating Company Units (and paired shares of Class X Common Stock) in exchange for, at the Issuer’s election (subject to certain exceptions), either cash (based on the market price of a share of Class A Common Stock) or shares of Class A Common Stock. Pursuant to the Stockholders Agreement (defined below), upon a request to exchange such Endeavor Operating Company Units by one of the Reporting Persons, subject to certain requirements, the Issuer has agreed not to redeem Endeavor Operating Company Units for cash without such holder’s consent.

The references to and description of the Issuer’s amended and restated certificate of incorporation and the Third Amended and Restated Limited Liability Company Agreement of Endeavor Operating Company, LLC set forth above are not intended to be complete and are qualified in their entirety by reference to the form of the full text of such certificate and agreement, which are filed as Exhibits 3.2 and 10.24, respectively, to Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed with the SEC on April 20, 2021.

Stockholders Agreement

The Silver Lake Equityholders are parties to a Stockholders Agreement, dated as of April 28, 2021 (the “Stockholders Agreement), by and among the Issuer, the Silver Lake Equityholders, Ariel Emanuel, Patrick Whitesell, the Executive Holdcos and certain other equityholders of the Issuer.

The Stockholders Agreement provides, among other matters:

Nomination Rights

Pursuant to the Stockholders Agreement, the Silver Lake Equityholders are entitled to nominate two directors for election to the board of directors and to the Executive Committee of the board so long as they own at least 40% of the shares of Common Stock held by them immediately following the initial public offering, and are entitled to nominate one director for election to the board of directors and to the Executive Committee so long as they own at least 10% of the shares of Common Stock held by them immediately following the initial public offering. To the extent that the Silver Lake Equityholders are no longer entitled to nominate two board members pursuant to the Stockholders Agreement, they shall, if requested by the board of directors, cause their nominee or nominees to resign, and, if any permitted Executive Holdcos are then entitled to nominate two directors for election to the board of directors and to the Executive Committee of the board, Executive Holdcos will be entitled to nominate directors to fill any such vacancy. Messrs. Emanuel and Whitesell, Executive Holdcos, the Silver Lake Equityholders, and the other pre-IPO equityholders that are parties to the Stockholders Agreement have agreed to vote their shares in favor of the directors nominated by Executive Holdcos and the Silver Lake Equityholders in accordance with the terms of the Stockholders Agreement. Messrs. Emanuel and Whitesell, Executive Holdcos, the Silver Lake Equityholders, and the other pre-IPO equityholders that are parties to the Stockholders Agreement otherwise agree to vote their shares in accordance with the recommendation of the Executive Committee and/or the board of directors, subject to certain exceptions.

Board Rights

Prior to a Triggering Event, the Issuer will be governed by an Executive Committee, which is exclusively vested with all of the powers of the Issuer’s board of directors (under applicable Delaware law) in the management of the Issuer’s business and affairs, subject to certain exceptions. Prior to a Triggering Event, except as required by applicable law or the rules of The New York Stock Exchange, actions of the board of directors may only be taken or made at the direction or request of the Executive Committee and following such direction or request, will require approval by the affirmative vote of (i) a majority of the directors or such committee at a meeting at which a quorum is present and (ii) for so long as any of the Silver Lake Equityholders are entitled to designate two or more directors for nomination to the Executive Committee and at least one Silver Lake Equityholders designee is serving on the Executive Committee or is designated to serve within ten business days of a Silver Lake Equityholders designee ceasing to serve on Executive Committee, at least one director designated or nominated by the Silver Lake Equityholders.

Registration Rights

Registration Rights Agreement

The Silver Lake Equityholders are parties to a Registration Rights Agreement, dated April 28, 2021 (the “Registration Rights Agreement”) by and among the Issuer, the Silver Lake Equityholders, and certain other stockholders of the Issuer and members of Endeavor Operating Company and members of Endeavor Manager, LLC.

At any time beginning 180 days following the closing of the initial public offering, subject to several exceptions, including underwriter cutbacks and the Issuer’s right to defer a demand registration under certain circumstances, the Silver Lake Equityholders and certain other members of Endeavor Operating Company may require that the Issuer register for public resale under the Securities Act of 1933, as amended (the “Securities Act”) all shares of common stock constituting their registrable securities that they request be registered so long as (i) the securities requested to be registered in each registration statement have an aggregate anticipated offering price of at least $75 million, net of underwriting discounts and commissions, or (ii) the securities requested to be registered represent all the registrable securities then held by the requesting stockholder. The Issuer is not obligated to effectuate more than six demand registrations on Form S-1 for the Silver Lake Equityholders. If the Issuer becomes eligible to register the sale of securities on Form S-3 under the Securities Act, the Silver Lake Equityholders and certain other members of Endeavor Operating Company will have the right to require the Issuer to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions.

If a party to the Registration Rights Agreement makes a request for registration, the non-requesting parties to the Registration Rights Agreement are entitled to customary piggyback registration rights in connection with the request, and if the request is for an underwritten offering, such piggyback registration rights will be subject to underwriter cutback provisions, with priority for registration of shares going first to the parties with piggyback registration rights under the Registration Rights Agreement, on a pro rata basis, second to other securities requested to be included in such registration, and third to the Issuer. In addition, the parties to the Registration Rights Agreement are entitled to piggyback registration rights with respect to any registration initiated by the Issuer, and if any such registration is in the form of an underwritten offering, such piggyback registration rights will be subject to customary cutback provisions, with priority for registration of shares going first to the Issuer, second to the parties with piggyback registration rights under the Registration Rights Agreement, on a pro rata basis, and third to other securities requested to be included in such registration.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, the Issuer will indemnify any selling stockholders and will bear all fees, costs, and expenses (except underwriting commissions and discounts).

Private Placement Subscription Agreement

In connection with the purchases of Class A Common Stock in the private placements in connection with the initial public offering, certain of the Silver Lake Equityholders became party to a Subscription Agreement pursuant to which the Issuer has agreed to register shares of Class A common stock on a Form S-1 registration statement within 60 days following the closing of the initial public offering.

Lock-Up Agreement

Certain of the Silver Lake Equityholders have each entered Lock-Up Agreements (the “Lock-Up Agreements”) in connection with the initial public offering and have agreed that, for a period of 180 days from April 28, 2021, they will not, without the prior written consent of Morgan Stanley & Co. LLC, dispose of or hedge any shares of the Class A Common Stock, or any options or warrants to purchase any of the Class A Common Stock or any securities convertible into, exchangeable for or that represent the right to receive the Class A Common Stock (including, without limitation, Endeavor Operating Company Units), subject to certain exceptions.

References to and descriptions of the Stockholders Agreement, the Registration Rights Agreement, the Private Placement subscription agreement and the Lockup-Agreements set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.	Form of Stockholders Agreement by and among Endeavor Group Holdings, Inc. and the stockholders named therein, incorporated by reference to Exhibit 10.21 to Endeavor Group Holdings, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission (File No. 333-254908).

C.	Form of Registration Rights Agreement, incorporated by reference to Exhibit 10.22 to Endeavor Group Holdings, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission (File No. 333-254908).

D.	Form of Subscription Agreement, incorporated by reference to Exhibit 10.27 to Endeavor Group Holdings, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission (File No. 333-254908).

E.	Form of Lock-up Agreement, incorporated by reference to Annex II of Exhibit 1.1 to Endeavor Group Holdings, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission (File No. 333-254908).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2021

SLP West Holdings, L.L.C.
By: Silver Lake Partners IV DE (AIV IV), its managing member
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West Holdings II, L.L.C.
By: Silver Lake Partners IV DE (AIV IV), its managing member
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Partners IV DE (AIV IV), L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP IV West Feeder I, L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP IV Basquiat Feeder I, L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Partners IV DE (AIV III), L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Investors IV (Delaware II), L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Associates IV, L.P.
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West Holdings III, L.P.
By: SLP West GP Holdings, L.L.C, its general partner
By: SLTA IV (GP), L.L.C., its managing member
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West Holdings IV, L.P.
By: SLP West GP Holdings, L.L.C, its general partner
By: SLTA IV (GP), L.L.C., its managing member
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West GP Holdings, L.L.C.
By: SLTA IV (GP), L.L.C., its managing member
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA IV (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West Holdings Co-Invest II, L.P.
By: SLP Co-Invest GP, L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West Holdings Co-Invest Feeder II, L.P.
By: SLP Co-Invest GP, L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP Co-Invest GP, L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SL SPV-1 Feeder I, L.P.
By: SLTA SPV-1, L.P., its general partner
By: SLTA SPV-1 (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA SPV-1, L.P.
By: SLTA SPV-1 (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA SPV-1 (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West Holdings Co-Invest, L.P.
By: SLP Denali Co-Invest GP, L.L.C., its general partner
By: Silver Lake Technology Associates III, L.P., its managing member
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP Denali Co-Invest GP, L.L.C.
By: Silver Lake Technology Associates III, L.P., its managing member
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Associates III, L.P.
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA III (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Partners VI DE (AIV), L.P.
By: Silver Lake Technology Associates VI, L.P., its general partner
By: SLTA VI (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Investors VI, L.P.
By: Silver Lake Technology Associates VI, L.P., its general partner
By: SLTA VI (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Associates VI, L.P.
By: SLTA VI (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA VI (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock.